October 25, 2012

VIA-EDGAR

Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Silvercrest Asset Management Group Inc.

Amendment No. 1 Registration Statement on Form S-1

Filed October 9, 2012

File No. 333-183963

Dear Ms. Long,

This letter sets forth the response of Silvercrest Asset Management Group Inc. (the “Company”) to the comment letter, dated October 19, 2012, of the staff of the Division of Corporation Finance (the “Staff”) to Amendment No. 1 to the registration statement on Form S-1 (File No. 333-183963). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequences. This letter is being filed with Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) on EDGAR. Please note that all page number references correspond to the clean version of the Registration Statement.

The Reorganization and Our Holding Company Structure, page 41

1.	We note the additional disclosures you provided in response to comment one in our letter dated October 1, 2012. Please revise your reference to the audited financial statements to reference Note 17 rather than Note 16.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Registration Statement to change the reference from Note 16 to Note 17.

Supplemental Letter Submitted on October 12, 2012

Summary Section

2.	Please revise footnotes 3 and 4 to your organizational chart immediately after the consummation of the reorganization and this offering to explain why the percentage of the distributions made by Silvercrest L.P. do not agree to the ownership interests in Silvercrest L.P. reflected on the organizational chart.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 8, 46 and 47 of the Registration Statement to revise footnotes 3 and 4 to the organizational chart.

Dilution

3.	Please provide us with your calculation of the pro forma, as adjusted net tangible book value as of June 30, 2012, after giving effect to the reorganization and the distribution by Silvercrest L.P. Please reconcile your calculation to the pro forma balance sheet and quantify each of the items reconciling the $5 million amount to the $20.9 million pro forma as adjusted net tangible book value after the offering and reorganization.

Response: In response to the Staff’s comment, set forth below is the Company’s calculation of the pro-forma, as adjusted net tangible book value as of June 30, 2012, after giving effect to the reorganization and the distribution by Silvercrest L.P. In addition, the Company has provided below its reconciliation of net tangible book value as of June 30, 2012, as adjusted, to its pro-forma, as adjusted net tangible book value as of June 30, 2012.

Silvercrest Asset Management Group Inc.

Pro Forma, As adjusted Net Tangible Book Value

As of June 30, 2012

Pro Forma Amounts (in millions):

Cash and cash equivalents	$4.5
Restricted certificates of deposit and escrow	1.0
Investments	0.1
Receivables, net	3.6
Due from Silvercrest Funds	2.0
Furniture, equipment and leasehold improvements, net	2.1
Prepaid expenses and other assets	1.2

Total Tangible Assets	14.4

Accounts payable and accrued expenses	(13.5)
Accrued compensation	(5.9)
Notes payable	(4.4)
Deferred rent	(2.4)
Deferred tax and other liabilities	(0.4)

Total liabilities	(26.6)

Pro Forma, as adjusted Net Tangible Book Value	$(12.2)

Reconciliation of Pro Forma, as adjusted Net Tangible Book Value:

Pro Forma, as adjusted net tangible book value prior to the offering	$(12.2)
Net proceeds from sale of Class A common stock	49.5
Purchase of Class B units	(38.1)
Deferred tax asset adjustment	12.7
Tax receivable agreement liability	(3.4)

Pro Forma, As adjusted Net Tangible Book Value	$8.6

Unaudited Pro Forma Consolidated Financial Information

4.	Please revise your pro forma financial information to separately present the impact of the reorganization transactions from the offering. Please refer to Instruction 6 to Article 11-02 of Regulation S-X for guidance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 67, 73 and 74 of the Registration Statement to revise its pro-forma financial information to separately present the impact of the reorganization transactions from the offering.

Unaudited Pro Forma Consolidated Statement of Operations for the Year December 31, 2011

5.	Please revise note (C) to explain what the rate benefit from the flow through entity is and how you determined the tax benefit is 20%. Please refer to Rule 11-02(b)(6) of Regulation S-X. Please also address this comment in note (E) to the six-months ended June 30, 2012 pro forma financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 68, 76 and 77 of the Registration Statement.

6.	Please revise note (D) to reconcile the 58.8% of non-controlling interest allocation to the 57.2% ownership interest disclosed in the organizational chart immediately after the consummation of the reorganization and this offering. Please also expand your disclosures to present the computation of net income (loss) attributable to noncontrolling interest in Silvercrest. Please refer to Rule 11-02(b)(6) of Regulation S-X. Please also address this comment in note (E) to the six-months ended June 30, 2012 pro forma financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 68 and 77 of the Registration Statement.

Unaudited Pro Forma Consolidated Statement of Financial Condition as of June 30, 2012

7.	Please separately present on the face of this statement the gross amount of the adjustment related to note (A) and note (C) for cash and cash equivalents and the amount of the adjustment related to note (A) and note (E) for deferred tax and other liabilities and additional paid-in capital. Please refer to Rule 11-02(b)(6) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 73 and 74 of the Registration Statement.

8.	Please revise note (A) to clearly disclose how each transaction disclosed has been reflected as an adjustment to the pro forma financial statements as of and for the six-months ended June 30, 2012. Please refer to Rule 11-02(b)(6) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 75, 76, 77 and 78 of the Registration Statement.

9.	Please expand upon your disclosures in note (A) to explain to investors why you are acquiring 3,564,782 Class B units of Silvercrest L.P. from your current limited partners but offering 4,814,782 shares of Class A common stock. As part of your explanation, please explain how this difference impacted the ownership interest in Silvercrest L.P. between the Principals and the Public Stockholders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Registration Statement.

10.	Please show precisely how you arrived at the liability to be recognized for the tax receivable agreement. Please refer to Rule 11-02(b)(6) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 76 of the Registration Statement.

11.	Please explain to us how you determined that the $1,886 payment for the partner notes receivable on September 18, 2012, is directly attributable to the reorganization transactions and/or the offering. Please refer to Rule 11-02(b)(6) of Regulation S-X.

Response: As disclosed in the Registration Statement, three executive officers of the Company held notes issued by such executive officers to Silvercrest L.P. in connection with the purchase of Class B units in Silvercrest L.P. by such executive officers. On September 18, 2012, each of the executive officers paid the outstanding notes in full resulting in an aggregate payment of $1.866 million as set forth in the pro forma financial statements. The payment of the notes is directly attributable to the offering because the executive officers paid all outstanding principal and interest on these notes without being obligated pursuant to the terms of the notes prior to the initial public filing of the registration statement on September 18, 2012 to comply with the requirements of Section 402 of the Sarbanes-Oxley Act of 2002. If the offering were not to occur, the executive officers would have continued to make principal and interest payments on the outstanding notes pursuant to the terms thereof.

Based on a conversation with the Staff, the Company hereby confirms that the most recently granted equity-based compensation awards by Silvercrest L.P. based on the calculation of a per unit limited partnership interest are within the price range set forth on the cover of the prospectus included in the Registration Statement. In addition, the Company has updated the unaudited pro forma consolidated financial information included in the Registration Statement to reflect the distribution expected to be paid to the limited partners of Silvercrest L.P. prior to the offering pursuant to SAB Topic 1:B:3.

Thank you for your prompt attention to the Company’s responses to the comments. Should you have any questions or comments with respect to this submission, please call me at (212) 649-0600 or Christina E. Melendi at (212) 705-7814.

Sincerely,

/s/ David J. Campbell
David J. Campbell

cc:	Floyd I. Wittlin (Bingham McCutchen LLP)

Christina E. Melendi (Bingham McCutchen LLP)

David S. Huntington (Paul, Weiss, Rifkind, Wharton & Garrison LLP)

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